Exhibit 5

JOINDER TO JOINT FILING AGREEMENT

The undersigned hereby agrees to be added to and to be bound by that certain Joint Filing Agreement, dated as of December 5, 2007, among DIC Sahir Limited, Dubai International Capital LLC, Dubai Holding Investment Group LLC, Dubai Holding LLC and Mohammad Abdulla Ali Al Gergawi, executed in connection with the filing of a Schedule 13D related to the ownership of securities of Och-Ziff Capital Management Group LLC and filed with the Securities and Exchange Commission on January 18, 2008, and the filing of any amendments thereto.

IN WITNESS WHEREOF, the undersigned has duly caused this Joinder to be executed as of this 10th day of June, 2010.

DIC Hungary Korlátolt Felelősségű Társaság

By:	/s/ Jamie Nelson
Name: Jamie Nelson
Title: Authorized Signatory

By:	/s/ Ahmad Abdulla Juma Bin Byat
Ahmad Abdulla Juma Bin Byat